Exhibit 99.1

Sibanye Stillwater Limited

Incorporated in the Republic of South Africa

Registration number 2014/243852/06

Share codes: SSW (JSE) and SBSW (NYSE)

ISIN – ZAE000259701

Issuer code: SSW

(“Sibanye-Stillwater”)

Website: www.sibanyestillwater.com

Dealings in securities by a Director

Johannesburg, 6 March 2023: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:

Name	NJ Froneman
Position	Chief Executive Officer and Executive Director
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of shares
Transaction Date	2 March 2023
Number of shares	274 000
Class of Security	Ordinary shares
Market price	R36.31
Total Value	R9 948 940.00

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Ends.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations

Tel: +27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited